March 16, 2020

Michael Mills
President, Interim Chief Executive Officer
Body & Mind Inc.
750   1095 West Pender Street
Vancouver, BC, Canada V6E 2M6

       Re: Body & Mind Inc.
           Registration Statement on Form S-1
           Filed March 13, 2020
           File No. 333-237143

Dear Mr. Mills:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Michael Shannon - McMillan LLP